Exhibit 4.1

Amanda Bedborough	PRIVATE & CONFIDENTIAL
Dove Lodge
Braywick Road
Bray
Berkshire
May 11, 2009
Dear Amanda,
Congratulations Amanda! I am pleased to confirm your promotion to EVP, Global Sales effective 24 March 2009.
Concurrent with this promotion, your total compensation has been reviewed and, effective 24 March 2009, your total compensation will be distributed as follows:

Base salary	£200,000 per annum

AIP	£155,000 per annum

Total Target Cash Compensation	£355,000 per annum
You will receive your new salary via May payroll, backdated to 24 March 2009.
FY09 Annual Incentive Plan
AIP shall be governed by a separate written agreement (the Annual Incentive Plan@), this document will be forwarded to you shortly.
Long Term Incentive
We are currently in the process of reviewing the long-term incentives (i.e., equity interests) previously granted and to be granted to you and other employees. Details of any future grants will be provided to you upon Board approval. We will guarantee that, after 24 months from the date of new grants being made, provided you are still in the position of EVP Global Sales, the total value of your new equity interests in Corel Corporation will be worth at least £250,000. Further details regarding this guarantee are set out in attached Schedule A.
Signing bonus
Once you have been in the Global Sales role for 12 months from the 24 March 2009 you will be paid a signing bonus of £25,000, subject to the normal tax and national insurance deductions. If you are no longer in the position before 12 months from 24 March 2009, the amount will be pro-rated for the period that you served as EVP Global Sales.
All terms and conditions remain the same in your employment contract dated 1 January 2003.

Amanda, I am thrilled to have you taking on this new role! I am confident that having you contribute in this increased capacity will not only re-focus our global sales team but will also strengthen Corel overall. Thank you for your ongoing commitment to the team and to Corel.
Yours sincerely

/s/ KRIS HAGERMAN Kris Hagerman
Interim CEO
Please confirm your acceptance of these terms by signing this letter and returning one copy to Anna Seegers, no later than the 13 May 2009.

Agreed and accepted this 13 day of May 2009, signed:	/s/ AMANDA BEDBOROUGH
Amanda Bedborough

SCHEDULE A
Long-Term Incentive Guarantee
1.
This schedule describes the method of determining and paying the long-term incentive guarantee (the “Guarantee”) referred to in the accompanying promotion letter and supersedes the general description contained in that letter.

2.
It is Corel Corporation’s intention that you will be granted new options on or near 1 June 2009 (the actual grant date being referred to as the “New Grant Date”). The Corel options you are to be granted are referred to as your “Equity Interest”.

3.
Triggering the Guarantee is at your discretion. If you wish to trigger the guarantee, you must notify HR, in writing, prior to the two year anniversary of the new grant date. If you trigger the guarantee, you will forfeit the vested portion of the new equity grant in exchange for the guaranteed amount or the appropriate amount as described in point 6, in the event of cash dividends, distributions or gains from exercises afforded to you prior to the second anniversary of the equity grant. The Guarantee is only valid up until the two year anniversary of the grant. If you choose to not trigger the Guarantee by the two year anniversary of the new grant date, then the Guarantee is null and void thereafter.

4.
If you trigger the Guarantee two years after the New Grant Date, the “Guaranteed Value” will be equal to ,250,000. If the Guarantee is triggered earlier than the two year anniversary, the Guaranteed Value will be prorated based on the number of days after the New Grant Date.

5.
The Guarantee may only be triggered in conjunction with the exercise or other disposition of the entire portion of your Equity Interest under paragraph 3 above that has vested as of the trigger date or in connection with a departure occurring before any of the Equity Interest has vested.

6.
As of the trigger date, the body administering the long-term incentive plan governing your Equity Interest will determine the value of your Equity Interest (the “Equity Interest Value”). For the purposes of this Guarantee, the value will be equal to the fair value of the Corel shares underlying the options (vested or unvested) forming the Equity Interest less the exercise price of those options and less the value of any cash dividends, distributions or gains from exercises and sales associated with the Equity Interest and actually paid to you. In determining the fair value of the Corel shares, the body will apply a 30-day weighted average trading price (if the shares are publicly traded) or such other methodology as the body uses for other determinations of fair value under the plan.

7.
To the extent that the Equity Interest Value as of the trigger date is less than the Guaranteed Value, then you will be entitled to a Top-Up Payment. The Top-Up Payment will be equal to the difference between the Guaranteed Value and the Equity Interest Value. Any payment will be subject to all applicable tax and national insurance deductions.